FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 28, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Euro Disney obtains additional time to finalise financial restructuring negotiations

Marne-la-Vallée, May 28, 2004 –Euro Disney S.C.A. announced today that it has reached an agreement with its lenders and The Walt Disney Company (“TWDC”) for a two-staged extension of the previous waiver agreement, whereby its lenders had agreed to forego until May 31, 2004 their rights with respect to certain financial covenants and other obligations, including certain security deposit requirements.

The purpose of the new extension, the first stage of which is valid through June 8, 2004, is to allow the primary negotiating parties (comprising Euro Disney, TWDC, Caisse des Dépôts et Consignations and the representatives of the other lenders) time to finalise a memorandum of understanding for the resolution of the Company’s financial situation.

Provided this memorandum is agreed upon no later than June 8, 2004, the second stage of the waiver along with other concessions contemplated to be contained in the memorandum including deferral of the maturity of the TWDC line of credit, will run through June 30, 2004 to allow for approval of the memorandum by all of the lenders.

Absent the timely agreement or final approval of this memorandum of understanding, the waiver would expire, and the Company would then be unable to meet all of its debt obligations.

André Lacroix, Chairman and Chief Executive Officer, said:

“We are pleased with the progress we have made with the various negotiating parties, and believe that we are now close to an agreement, the details of which we hope to be able to communicate in the near term.

We remain focused on the implementation of our relaunch strategy, with innovative product offerings like this summer’s release of the new Lion King show at Disneyland Resort Paris, which will serve as the basis of our marketing campaigns across Europe.”

Corporate Communication

Investor Relations

Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 1,576 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: May 28, 2004
	By	:/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership